

November 22, 2024

Amar Maletira
Chief Executive Officer
Rackspace Technology, Inc.
19122 US Highway 281N, Suite 128
San Antonio, Texas 78258

> **Re: Rackspace Technology, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed March 15, 2024**
> **File No. 001-39420**

Dear Amar Maletira:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brian Janson